

14007367



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 3/31/14

June 6, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 6-6-14

Willie C. Bogan
McKesson Corporation
willie.bogan@mckesson.com

Re: McKesson Corporation
Incoming letter dated March 31, 2014

Dear Mr. Bogan:

This is in response to your letters dated March 31, 2014 and April 23, 2014 concerning the shareholder proposal submitted to McKesson by the AFL-CIO Equity Index Fund, the New York State Common Retirement Fund, the International Brotherhood of Electrical Workers Pension Benefit Fund and the Trowel Trades S&P 500 Index Fund. We also have received a letter on the proponents' behalf dated April 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com

June 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated March 31, 2014

The proposal urges the compensation committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance.

We are unable to concur in your view that McKesson may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that McKesson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

You have expressed your view that McKesson may exclude the proposal under rule 14a-8(i)(7) because it relates to McKesson's ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of senior executive officers only or, instead, relates to general compensation policy. It appears, however, that the proposal could be limited to senior executive compensation. Accordingly, unless the proponents provide McKesson with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if McKesson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Erin E. Martin
Senior Attorney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

McKESSON

Willie C. Bogan Associate General Counsel and Secretary

1934 Act/Rule 14a-8

April 23, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by the AFL-CIO Equity Index Fund and the State of New York Common Retirement Fund, as Primary Co-Proponents, as well as the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Trowel Trades S&P 500 Index Fund, as Co-Proponents
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

On March 31, 2014, I submitted a letter (the "No-Action Request") on behalf of McKesson Corporation (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "2014 Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting") a stockholder proposal and supporting statement (the "Proposal") submitted by the AFL-CIO Equity Index Fund, under cover of a letter dated February 11, 2014, and the State of New York Common Retirement Fund, under cover of a letter dated February 12, 2014, as Primary Co-Proponents, as well as the International Brotherhood of Electrical Workers' Pension Benefit Fund, under cover of a letter dated February 12, 2014, and the Trowel Trades S&P 500 Index Fund, under cover of a letter dated February 12, 2014, as Co-Proponents (collectively, the "Proponents"). The No-Action Request indicated the Company's view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

McKesson Corporation
One Post Street
San Francisco, CA 94104

www.mckesson.com

On April 14, 2014, Greg A. Kinczewski, Vice President/General Counsel of the Marco Consulting Group, submitted a letter to the Staff on behalf of the Proponents responding to the No-Action Request (the "Response") and asserting that the Proposal should not be excluded from the 2014 Proxy Materials. The Company submits this letter to supplement the No-Action Request and respond to the positions stated in the Response, which is attached hereto as Exhibit A. Based on the No-Action Request and this letter, the Company requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from the 2014 Proxy Materials on the grounds that the Proposal relates to the Company's ordinary business operations, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(7), and is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3).

In accordance with *Staff Legal Bulletin 14D* (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by email to the Proponents.

I. The Response Improperly Addresses the Nature of the Staff's Review of No-Action Requests and the Role of Precedent in Those Requests

The Response appears to take the view that the Proposal may not be omitted because, among other things, (a) similar proposals have been included in the proxy materials of other companies, and (b) other companies have not sought to exclude similar proposals on the basis of Rule 14a-8(i)(7). These statements improperly describe the nature of the Staff's review of no-action requests and the role of precedent in those requests. Specifically, in *Staff Legal Bulletin 14* (July 13, 2001), the Staff described its analysis of no-action requests as follows:

> **6. Do we base our determinations solely on the subject matter of the proposal?**
>
> No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.
>
> *As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses.* (emphasis added) In the second and third examples, the companies made

similar arguments, but differing language in the proposals resulted in different responses.

As the Staff indicated in *Staff Legal Bulletin 14*, it is the language of the Proposal, the unique nature of the arguments made in a particular no-action request, and the Staff's prior positions regarding those particular arguments that will be considered in addressing a no-action request. The Response's statements that the Proposal must be included in the 2014 Proxy Materials simply because other companies have included proposals on a similar subject matter and because no other companies have raised an ordinary business basis for exclusion is irrelevant to the analysis of the No-Action Request; these statements are expressly counter to specific Staff statements in *Staff Legal Bulletin 14*. Accordingly, the Response's statements in this regard have no bearing on the positions taken in the No-Action Request and, for the reasons expressed in the No-Action Request, the Company continues to believe that it may properly omit the Proposal in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations

In the No-Action Request, the Company sought no-action relief in reliance on Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations because it relates, at least in part, to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers. The Proposal also may be excluded under Rule 14a-8(i)(7) because it seeks to micro-manage complex compensation matters and related disclosure. Pursuant to long-standing Staff precedent, the entire proposal is excludable if it relates in part to ordinary business operations of the Company.

A. The Proposal Relates to Compensation That May be Paid to Employees Generally and is Not Limited to Compensation That May be Paid to Senior Executive Officers

The Proposal's attempt to utilize two disparate federal regulatory schemes, namely IRC Section 162(m), and the regulations promulgated thereunder, and Item 402 of Regulation S-K, with its concept of "named executive officer," which were each designed and implemented for very different purposes, inevitably requires the Company to take actions that impact employee compensation generally, and are not limited to compensation that may be paid to senior executive officers generally.

The Response states that the Proposal is limited to equity compensation plans submitted to stockholders for approval under Section 162(m) of the Internal Revenue Code. However, by its terms the Proposal is not so limited. The Proposal goes on to require "shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules... for at least a majority of awards to the named executive officers."

As noted in the No-Action Request, the Company currently maintains one plan, the McKesson Corporation 2013 Stock Plan (the "2013 Plan"), under which employees and directors of the Company and its affiliates are eligible to receive equity awards. The Company's stockholders have approved the material terms of the 2013 Plan, including the goals that may be used for awards granted under the 2013 Plan that are intended to qualify as performance-based compensation under Section 162(m). As disclosed in the proxy materials for the 2013 Annual Meeting, historically the Compensation Committee of the Company selects from approximately 2,500 - 3,000 employees for equity awards under the Plan. The Company expects that, if it were to maintain an omnibus stock plan in the future, it would seek stockholder approval for that plan under Section 162(m) as well.

The Proposal requires that "all plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance." As noted, each year approximately 3,000 eligible employees may receive an award under the 2013 Plan. The vast majority of these employees do not meet the Commission's definition of being "executive officers," let alone "named executive officers." By its express language, the first sentence of the Proposal is not limited to the compensation of senior executives, but applies to all awards resulting from performance under "all equity compensation plans submitted for shareholder approval under Section 162(m)." By its plain language, the Proposal would require the Company to specify, whenever seeking stockholder approval of any new equity compensation plans, the awards that will result from performance of up to approximately 3,000 eligible employees.

Alternatively, even if the Company were in the future to only seek stockholder approval under Section 162(m) for a plan or plans under which awards would be made to named executive officers, the Proposal would require the Company to fundamentally alter its equity compensation program for all employees who are not named executive officers, by requiring it to maintain at least one additional equity compensation plan from which awards to these employees could be made. This would require additional infrastructure, administration, expense, and inefficiency, none of which would relate to the compensation of senior executives.

B. The Proposal Seeks to Micro-Manage Complex Compensation Matters and Related Disclosure

Additionally, the No-Action Request detailed several ways in which the Proposal would impermissibly micro-manage the Company because it would require the Company to determine and specify up to five years in advance precisely what quantifiable performance metrics, numerical formulas and payout schedules would be used for future equity awards. Doing so would eliminate or significantly curtail the Compensation Committee's ability to respond to conditions in the economy and in the Company's businesses by selecting performance measures designed to incentivize certain behaviors by employees, and could place the Company at a competitive disadvantage in recruiting and retaining key employees, including non-executives.

The Response failed to address the No-Action Request's position that the Proposal also would micro-manage the administration of the Company's equity compensation program by dictating intricate details such as a specific percentage "at least a majority" of awards to named executive officers that must be subject to stockholder approval and by specifically limiting the Compensation Committee's discretion to utilize performance standards containing confidential or proprietary information to less than fifty percent of awards to named executive officers, even if the Compensation Committee determined that such limitation was not in the best interests of the Company and its stockholders.

While the Proponents claim the Proposal is limited to compensation paid to named executive officers, it is indisputable that in order to comply with the requirements of the Proposal the Company would be required to fundamentally alter its equity compensation program, either by administering its broad-based equity compensation program in a sub-optimal manner that complies with the Proposal, or by forcing it to maintain an entirely separate set of equity compensation plans, processes, procedures, and administration for awards to non-named executive officers. Either possibility would represent a significant departure from the Company's current and historical practice of maintaining and administering an omnibus stockholder approved equity compensation plan for equity compensation to up to approximately 3,000 eligible employees.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading

The No-Action Request noted the fundamental uncertainty of the Proposal, which makes it susceptible to multiple interpretations and, therefore, impermissibly vague and indefinite. In this regard, the No-Action Request noted the Proposal does not explain how the Company or stockholders should evaluate the key concept of a "majority of awards to named executive officers," for which the Proposal would require stockholder approval of quantifiable performance metrics, numerical formulas and payout schedules. Rather than demonstrating that the statements in the No-Action Request are not persuasive, the Response confirms the Company's view that neither stockholders nor the Company will have any reasonable certainty as to how the Proposal should be implemented.

A. The Proposal is Subject to Multiple Interpretations and Therefore is Impermissibly Vague and Indefinite

The Response confirms the Company's view that the Proposal is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9. Notably, the Response fails to address the fact that the term "at least a majority of awards to the named executive officers," which is a key concept for understanding the applicability and impact of the Proposal, is not defined in the Proposal. In fact, in the Response, the Proponents concede the term is not defined. *See Response* at 4 (stating "The Company points out on page 12 there are numerous ways to calculate a majority. To provide otherwise would be micro-managing the Company, which is clearly not the intent nor the responsibility of the Proponents in a precatory shareholder proposal.").

The Proposal requests that the policy to be adopted by the Company's Compensation Committee require stockholder approval of performance metrics, numerical formulas and payout schedules for "at least a majority of awards to the named executive officers." However, the Proposal does not address any of the factors noted below, all of which are fundamental to stockholders' understanding and voting on the Proposal and to the Company's ability to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Staff Legal Bulletin 14B* (September 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). The Proposal is excludable because, without clarification of the term "at least a majority of awards to the named executive officers" any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal. *See Fuqua Industries, Inc.* (March 12, 1991).

Without guidance, stockholders could reasonably conclude that awards could be valued based on a variety of materially different methods, as outlined in the No-Action Request. The Proposal fails to identify when the Compensation Committee should assess whether a majority of awards has been subject to stockholder approval. The Proposal also provides no guidance on whether a "majority of awards" includes past awards, future awards, or both; or whether the "majority of awards" requirement would apply retroactively to include previously-granted awards, or if the requirement would apply only to new awards. Moreover, it is unclear whether the "majority of awards" should be calculated based on the shares deducted from reserve established for the 2013 Plan, or based on the pre-tax value realized or post-tax value released to the employee. Stockholders and the Company could also reasonably interpret the phrase "at least a majority of awards to the named executive officers" to mean either at least a majority of awards granted to each individual named executive officer, or at least a majority of the aggregate awards made to all named executive officers collectively.

The Response's failure to address any of these issues raised in the No-Action Request demonstrates the ambiguity of the Proposal and the likely result that different stockholders will have significantly different views as to how the Proposal should be implemented.

B. The Proposal's Use of the Term "All Equity Plans Submitted to Shareholders For Approval Under Section 162(m) of the Internal Revenue Code" is Ambiguous

In the No-Action Request, the Company noted the ambiguity regarding whether the Proposal would apply to new plans, existing plans, or amendments to existing plans. In the Response, the Proponents state the Proposal would apply to new plans and amendments submitted for stockholder approval under Section 162(m), but not to plans or amendments submitted to stockholders for any purpose other than approval under Section 162(m). However, the Response does not provide any guidance as to how to apply the Proposal with respect to the requirement to obtain stockholder approval of "at least a majority of awards to the named executive officers."

If it is the Proponents' intention that the stockholder approval requirement apply only to a majority of awards *issued to named executive officers under plans submitted to shareholders for approval under Section 162(m)*, the plain language of the Proposal does not make this clear. A reasonable stockholder could determine that the requirement would apply to a majority of all awards to such persons, regardless of whether the plan under which the award was to be granted had previously been subjected to stockholder approval under Section 162(m).

C. Stockholders May be Unable to Determine Which Executives are Covered by the Proposal

In the No-Action Request the Company noted that the Proposal creates unnecessary ambiguity and uncertainty such that the Company and its stockholders might interpret the Proposal differently, and as a result any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the stockholders in voting on the Proposal. The No-Action Request notes that the Proposal's juxtaposition of Section 162(m) with "named executive officer," without providing any guidance on how to reconcile this disjunctive set of persons, causes the Proposal to be susceptible to multiple or alternative interpretations.

The Proponents' statements in the Response make clear the impermissible vagueness of the Proposal. In the Response, the Proponents unambiguously state:

> "[t]he executives who are covered by the Proposal ***are those required to be covered by Section 162(m)***. That is a matter of law and the Company's compensation practice and is not subject to shareholder determination." (emphasis added)

However, this statement in the Response conflicts with the plain language of the Proposal, which requires "shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards ***to the named executive officers***." (emphasis added) This inconsistency is irreconcilable and renders the entire Proposal impermissibly vague and indefinite. Given the conflicting language of the Proposal, stockholders could easily reach different conclusions about which executives are covered by the Proposal.

D. The Proposal's Use of the Term "Awards" is Ambiguous

In the No-Action Request, the Company noted that the Proposal's focus on Section 162(m) in some places and Item 402 of Regulation S-K's "named executive officers" in other places makes it unclear whether the Proposal applies to stock options and stock appreciation rights. The No-Action Request noted that because Item 402 generally requires disclosure of awards of stock options and stock appreciation rights to named executive officers, but such compensation is typically tax deductible under Section 162(m) even if it does not meet the normal criteria of "performance-based compensation," neither the Company nor its stockholders would be able to determine whether the Proposal's stockholder approval requirement would apply to such awards. The No-Action Request further noted that the Proposal's requirement that stockholders approve "quantifiable performance metrics, numerical formulas and payout schedules" with regard to such awards would be meaningless given Section 162(m)'s mandate that the value of such awards be tied to increases in the value of the Company's stock after the grant date.

The Response fails to address any of the arguments raised by the Company regarding stock options or stock appreciation rights. Rather, the Response simply reiterates that the "[p]roposal clearly applies to at least 'a majority' of awards pursuant to equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code." The Proponents' statements in the Response fail to address the Company's fundamental arguments supporting exclusion under Rule 14a-8(i)(3). The statements in the Response further demonstrate the ambiguity of the Proposal and the likely result that different stockholders will have significantly different views as to how the Proposal should be implemented.

We do not believe that the Proponents should be permitted to revise the Proposal to address the vague and indefinite statements referenced herein. As the Staff noted in *Staff Legal Bulletin 14*, there is no provision in Rule 14a-8 which permits a stockholder to revise a proposal and supporting statement. While we recognize that the Staff sometimes permits stockholders to make minor revisions to proposals in order to eliminate false and misleading statements, the Staff's intent to "limit this practice to minor defects was evidenced by its statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it in compliance with the proxy rules." *Staff Legal Bulletin 14B.* Given the vague and indefinite statements included in the Proposal that are critical to any understanding of the Proposal, we believe that the Staff should disregard any request of the Proponents to revise the Proposal to attempt to bring it into compliance with the Commission's proxy rules.

For the reasons described above and as set forth in the No Action Request, the Proposal is impermissibly vague and indefinite because it contains undefined key terms. As a result, the stockholders and the Company could have different interpretations of what the Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Proposal requires. Given the number of vague and indefinite statements included in the Proposal that are critical to any understanding of the Proposal, the Company believes that the Proposal in its entirety may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(3) because it is so vague and indefinite so as to be inherently misleading.

IV. Conclusion

For the foregoing reasons and for the reasons set forth in the No Action Request, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2014 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel
and Secretary

Enclosures

cc: Greg A. Kinczewski, Vice President/General Counsel, Marco Consulting Group
Lynn Panagos, Senior Vice President, Chevy Chase Trust, Trustee of the AFL-CIO Equity Index Fund
Ginna M. McCarthy, Director of Corporate Governance, State of New York Office of the State Comptroller, on behalf of the New York State Common Retirement Fund
Salvatore (Sam) J. Chilia, Trustee, Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
Joseph E. Molnar, Vice President, Comerica Bank & Trust, N.A., Trustee of the Trowel Trades S&P 500 Index Fund

Exhibit A

THE MARCO CONSULTING GROUP



April 14, 2014

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to McKesson Corporation by the AFL-CIO Equity Index Fund and New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund, as Primary Co-Proponents, as well as the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Trowel Trades S&P 500 Index Fund, as Co-Proponents

Ladies and Gentlemen:

This letter is submitted on behalf of the AFL-CIO Equity Index Fund and New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund, as Primary Co-Proponents, as well as the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Trowel Trades S&P 500 Index Fund, as Co-Proponents (hereinafter jointly referred to as "the Proponents") in response to a March 31, 2014 letter ("the Company letter") from McKesson Corporation ("the Company") which seeks to exclude from its proxy materials for its 2014 annual meeting of shareholders the Proponents' precatory shareholder proposal.

That proposal urges the Company's Compensation Committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance and that require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers. This policy is to be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

The Company's letter argues that the Proposal should be excluded because it (a) relates to the Company's Ordinary Business Operations and (b) is impermissibly vague and indefinite so as to be inherently misleading.

The Proponents note that two proposals virtually identical to the Proposal have already been found by the Staff to not be impermissibly vague and indefinite. *See: Citigroup Inc.* (February 5, 2013); and *Nabors Industries, Ltd.* (March 26, 2013).

The Proponents note that neither of those two companies nor the other ones where similar proposals went to a vote in 2013—Abercrombie & Fitch and Oracle Corporation—attempted to argue that equity compensation plans that are submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code can somehow be construed as either fundamental to management's ability to run a company on a-day-to-day basis or as micro-managing the Company and thus subject to the ordinary business exclusion.

The Proponents respectfully submit that the relief sought by the Company should be denied for the following reasons:

A. The Proposal applies to equity awards to key executives covered by Section 162 (m) of the Internal Revenue Code, not employees generally, and seeking specific disclosure of quantifiable performance metrics, numerical formulas and payout schedules the Company proposes to use to make such equity awards pursuant to plans shareholders are voting on is a prudent exercise of shareholder ownership rights, not an attempt to micro-manage the Company.

On its face, the Proposal is limited to "equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code." As the Company letter acknowledges on page 3-4, Section 162(m) limits the amount that a publicly held corporation may deduct with respect to a taxable compensation paid to a the chief executive officer (or an individual acting in that capacity) and its three most highly paid officers (other than the CEO and CFO). The Company letter further acknowledges that one of the requirements for deductibility is that shareholders must approve the material terms of the performance goals.

Despite the Proposal being expressly limited to shareholder approval of Section 162(m) plans and the Company's acknowledgement that shareholder approval of such plans applies to key executives, pages 4-6 of the Company letter cites numerous Staff decisions granting ordinary business exclusions for proposals dealing with compensation paid to employees generally.

The Proponents respectfully submit those Staff decisions on compensation paid to employees generally are inapposite, irrelevant and immaterial to the Proposal. The Proposal carefully and expressly targets key executives who are receiving equity awards pursuant to plans that are being submitted to shareholders for their approval to qualify as tax deductible.

The Company letter argues on pages 6-8 that the Proposal should be excluded because it seeks to micro-manage complex compensation matters and related disclosure.

All that the Proposal is seeking from the Company when it submits future Section 162(m) plans for shareholder approval is disclosure of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") the Company proposes to use to make awards so that shareholders will know what type of award will be generated by what kind of performance. That will enable shareholders to make an informed judgment as to the validity of the plans when they cast their votes, as opposed to the Company's current Stock Plan in which the Company listed a potpourri of 42 metrics but no numerical formulas and no payout schedules.

Pursuant to the Proposal, the next time the Company submits a Section 162(m) plan for shareholder proposal, the Company would still have complete discretion in selecting performance standards. If it wants to do that for all 42 of the metrics in its current Stock Plan, it can. If it wants to use different metrics, it can. It has complete discretion in developing numerical formulas and payout schedules.

All this Proposal seeks is disclosure of performance standards so that shareholders know what they are approving. That is not micro-management. That is shareholders acting like prudent owners protecting their interests instead of giving a blank check delegation to the Company's Compensation Committee.

As further evidence of the prudent nature of the Proposal, the Proponents note that the Proposal only applies to a majority of awards, it specifically provides for non-disclosure of performance standards that contain confidential or proprietary information, and it allows adjustment of performance standards if warranted by changing conditions—as long as shareholders ratify the adjustment.

B. The Proposal enables shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal requires—adoption of a policy that would require at the time shareholders approve Section 162(m) equity compensation plans specification of what awards will result from what performance.

As noted on page 2, above, proposals virtually identical to the Proposal have already been found by the Staff to not be impermissibly vague and indefinite. *See*: *Citigroup Inc.* (February 5, 2013); and *Nabors Industries, Ltd.* (March 26, 2013).

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

There is nothing vague or indefinite or misleading about the plain, simple and concise language in the RESOLVED section of the Proposal. It precisely urges that the Compensation Committee adopt a policy:

--"that all equity compensation plans submitted to shareholders for approval under Section 162 (m) of the Internal Revenue Code will specify the awards that will result from performance."

--"The policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ('performance standards') for at least a majority of awards."

The SUPPORTING STATEMENT goes on to provide examples of how to satisfy this policy:

--if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

The Company's letter, pages 11-17, attempts to confuse the reasonable and certain requirements of the Proposal by raising a series of peripheral questions that deal with the ordinary business minutiae of administering future equity compensation plans that have yet to be created. As a general matter, the SEC Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

Nonetheless, the Proponents will address the more specific, but still peripheral questions raised in pages 11-17 of the Company's Statement in an attempt to illustrate why they fail to satisfy the test of reasonable certainty. The Company's Statement argues there is uncertainty because:

--<u>The Proposal fails to define the key term "majority of awards to named executive officers."</u> The Company points out on page 12 there are numerous ways to calculate a majority. To provide otherwise would be micro-managing the Company, which is clearly not the intent nor the responsibility of the Proponents in a precatory shareholder proposal.

--<u>The Proposal's use of the term "all equity plans" is ambiguous</u>. It is not. The Proposal's actual use of the full term is "all equity plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code." Regarding future amendments to existing plans, if the amendment is seeking shareholder approval for Section 162(m) purposes—such as reapproval of performance goals—common sense dictates it would be covered by the Proposal. If the amendment is not seeking shareholder approval for Section 162(m) purposes, it would not be covered. In the final analysis, however, the Proposal is precatory and implementation is up to the Company.

--Stockholders may be unable to determine which executives are covered by the Proposal. The executives who are covered by the Proposal are those required to be covered by Section 162(m). That is a matter of law and the Company's compensation practice and is not subject to shareholder determination.

--The Proposal's use of the term "awards" is ambiguous. The Proposal clearly applies to at least a "majority of awards" pursuant to equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code. On its face that applies to all awards under such equity compensation plans. If the Company thinks there is something ambiguous about a particular award under a particular plan, it can easily include that ambiguous award in the 49.9% of awards that are not subject to the Proposal. For the Proponents to attempt to do that in the 500-word limit of a precatory shareholder proposal would be an improper attempt to micro-manage the Company.

For the foregoing reasons, the Proponents submit that the relief sought in the Company's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal

cc: Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
San Francisco, CA 94104

THE MARCO
CONSULTING
GROUP



April 14, 2014

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to McKesson Corporation by the AFL-CIO Equity Index Fund and New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund, as Primary Co-Proponents, as well as the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Trowel Trades S&P 500 Index Fund, as Co-Proponents

Ladies and Gentlemen:

This letter is submitted on behalf of the AFL-CIO Equity Index Fund and New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund, as Primary Co-Proponents, as well as the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Trowel Trades S&P 500 Index Fund, as Co-Proponents (hereinafter jointly referred to as "the Proponents") in response to a March 31, 2014 letter ("the Company letter") from McKesson Corporation ("the Company") which seeks to exclude from its proxy materials for its 2014 annual meeting of shareholders the Proponents' precatory shareholder proposal.

That proposal urges the Company's Compensation Committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance and that require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers. This policy is to be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

The Company's letter argues that the Proposal should be excluded because it (a) relates to the Company's Ordinary Business Operations and (b) is impermissibly vague and indefinite so as to be inherently misleading.

The Proponents note that two proposals virtually identical to the Proposal have already been found by the Staff to not be impermissibly vague and indefinite. *See*: *Citigroup Inc.* (February 5, 2013); and *Nabors Industries, Ltd.* (March 26, 2013).

The Proponents note that neither of those two companies nor the other ones where similar proposals went to a vote in 2013—Abercrombie & Fitch and Oracle Corporation—attempted to argue that equity compensation plans that are submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code can somehow be construed as either fundamental to management's ability to run a company on a-day-to-day basis or as micro-managing the Company and thus subject to the ordinary business exclusion.

The Proponents respectfully submit that the relief sought by the Company should be denied for the following reasons:

A. The Proposal applies to equity awards to key executives covered by Section 162 (m) of the Internal Revenue Code, not employees generally, and seeking specific disclosure of quantifiable performance metrics, numerical formulas and payout schedules the Company proposes to use to make such equity awards pursuant to plans shareholders are voting on is a prudent exercise of shareholder ownership rights, not an attempt to micro-manage the Company.

On its face, the Proposal is limited to "equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code." As the Company letter acknowledges on page 3-4, Section 162(m) limits the amount that a publicly held corporation may deduct with respect to a taxable compensation paid to a the chief executive officer (or an individual acting in that capacity) and its three most highly paid officers (other than the CEO and CFO). The Company letter further acknowledges that one of the requirements for deductibility is that shareholders must approve the material terms of the performance goals.

Despite the Proposal being expressly limited to shareholder approval of Section 162(m) plans and the Company's acknowledgement that shareholder approval of such plans applies to key executives, pages 4-6 of the Company letter cites numerous Staff decisions granting ordinary business exclusions for proposals dealing with compensation paid to employees generally.

The Proponents respectfully submit those Staff decisions on compensation paid to employees generally are inapposite, irrelevant and immaterial to the Proposal. The Proposal carefully and expressly targets key executives who are receiving equity awards pursuant to plans that are being submitted to shareholders for their approval to qualify as tax deductible.

The Company letter argues on pages 6-8 that the Proposal should be excluded because it seeks to micro-manage complex compensation matters and related disclosure.

All that the Proposal is seeking from the Company when it submits future Section 162(m) plans for shareholder approval is disclosure of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") the Company proposes to use to make awards so that shareholders will know what type of award will be generated by what kind of performance. That will enable shareholders to make an informed judgment as to the validity of the plans when they cast their votes, as opposed to the Company's current Stock Plan in which the Company listed a potpourri of 42 metrics but no numerical formulas and no payout schedules.

Pursuant to the Proposal, the next time the Company submits a Section 162(m) plan for shareholder proposal, the Company would still have complete discretion in selecting performance standards. If it wants to do that for all 42 of the metrics in its current Stock Plan, it can. If it wants to use different metrics, it can. It has complete discretion in developing numerical formulas and payout schedules.

All this Proposal seeks is disclosure of performance standards so that shareholders know what they are approving. That is not micro-management. That is shareholders acting like prudent owners protecting their interests instead of giving a blank check delegation to the Company's Compensation Committee.

As further evidence of the prudent nature of the Proposal, the Proponents note that the Proposal only applies to a majority of awards, it specifically provides for non-disclosure of performance standards that contain confidential or proprietary information, and it allows adjustment of performance standards if warranted by changing conditions—as long as shareholders ratify the adjustment.

B. The Proposal enables shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal requires—adoption of a policy that would require at the time shareholders approve Section 162(m) equity compensation plans specification of what awards will result from what performance.

As noted on page 2, above, proposals virtually identical to the Proposal have already been found by the Staff to not be impermissibly vague and indefinite. *See: Citigroup Inc.* (February 5, 2013); and *Nabors Industries, Ltd.* (March 26, 2013).

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

There is nothing vague or indefinite or misleading about the plain, simple and concise language in the RESOLVED section of the Proposal. It precisely urges that the Compensation Committee adopt a policy:

--"that all equity compensation plans submitted to shareholders for approval under Section 162 (m) of the Internal Revenue Code will specify the awards that will result from performance."

--"The policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ('performance standards') for at least a majority of awards."

The SUPPORTING STATEMENT goes on to provide examples of how to satisfy this policy:

--if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

The Company's letter, pages 11-17, attempts to confuse the reasonable and certain requirements of the Proposal by raising a series of peripheral questions that deal with the ordinary business minutiae of administering future equity compensation plans that have yet to be created. As a general matter, the SEC Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

Nonetheless, the Proponents will address the more specific, but still peripheral questions raised in pages 11-17 of the Company's Statement in an attempt to illustrate why they fail to satisfy the test of reasonable certainty. The Company's Statement argues there is uncertainty because:

--The Proposal fails to define the key term "majority of awards to named executive officers." The Company points out on page 12 there are numerous ways to calculate a majority. To provide otherwise would be micro-managing the Company, which is clearly not the intent nor the responsibility of the Proponents in a precatory shareholder proposal.

--The Proposal's use of the term "all equity plans" is ambiguous. It is not. The Proposal's actual use of the full term is "all equity plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code." Regarding future amendments to existing plans, if the amendment is seeking shareholder approval for Section 162(m) purposes—such as reapproval of performance goals—common sense dictates it would be covered by the Proposal. If the amendment is not seeking shareholder approval for Section 162(m) purposes, it would not be covered. In the final analysis, however, the Proposal is precatory and implementation is up to the Company.

--Stockholders may be unable to determine which executives are covered by the Proposal. The executives who are covered by the Proposal are those required to be covered by Section 162(m). That is a matter of law and the Company's compensation practice and is not subject to shareholder determination.

--The Proposal's use of the term "awards" is ambiguous. The Proposal clearly applies to at least a "majority of awards" pursuant to equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code. On its face that applies to all awards under such equity compensation plans. If the Company thinks there is something ambiguous about a particular award under a particular plan, it can easily include that ambiguous award in the 49.9% of awards that are not subject to the Proposal. For the Proponents to attempt to do that in the 500-word limit of a precatory shareholder proposal would be an improper attempt to micro-manage the Company.

For the foregoing reasons, the Proponents submit that the relief sought in the Company's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal

cc: Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
San Francisco, CA 94104

Willie C. Bogan Associate General Counsel and Secretary

1934 Act/Rule 14a-8

March 31, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by the AFL-CIO Equity Index Fund and the State of New York Common Retirement Fund, as Primary Co-Proponents, as well as the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Trowel Trades S&P 500 Index Fund, as Co-Proponents
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that McKesson Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2014 Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting") a stockholder proposal and supporting statement (the "Proposal") submitted by the AFL-CIO Equity Index Fund, under cover of a letter dated February 11, 2014, and the State of New York Common Retirement Fund, under cover of a letter dated February 12, 2014, as Primary Co-Proponents, as well as the International Brotherhood of Electrical Workers' Pension Benefit Fund, under cover of a letter dated February 12, 2014, and the Trowel Trades S&P 500 Index Fund, under cover of a letter dated February 14, 2014, as Co-Proponents (collectively, the "Proponents").

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2014 Proxy Materials in reliance on Rule 14a-8, on the grounds that (i) the Proposal relates to the Company's ordinary business operations, and therefore is excludable in reliance on the provisions of Rule

14a-8(i)(7), and (ii) the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company expects to file its definitive 2014 Proxy Materials with the Commission and (ii) concurrently submitted a copy of this correspondence to the Proponents. In accordance with Section C of *Staff Legal Bulletin 14D* (November 7, 2008), this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D*, the Company requests that the Proponents copy the undersigned on any correspondence that the Proponents may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin 14F* (October 18, 2011), the Staff should transmit its response to this no-action request by e-mail to willie.bogan@McKesson.com.

I. The Proposal

The Proposal constitutes a request that the Company's stockholders approve the following resolution:

> **Resolved:** Shareholders of McKesson Corporation (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

The text of the Proposal reproduced above in this letter does not include the supporting statement, but that statement is set forth in the copy of the Proposal attached hereto as Exhibit A.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations

A company is permitted to omit a stockholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the *1998 Release* that this general policy rests on two central considerations. The first consideration recognizes that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* For the purposes of Rule 14a-8(i)(7), the Commission noted in the *1998 Release* that "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations." *Id.*

The *1998 Release* also states that there are a number of circumstances where a proposal may be seen as micro-managing the company, one of which is "where the proposal involves intricate detail." *Id.* We note that the Staff has previously held that stockholder proposals relating to senior executive compensation are not considered matters relating to a registrant's ordinary business that are excludable under Rule 14a-8(i)(7), due to "widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues." *Reebok International Ltd.* (March 16, 1992) (not concurring in the exclusion of a proposal requesting that the registrant establish a compensation committee to evaluate and establish executive compensation). However, the Proposal is not limited to seeking to influence executive compensation policies generally, but rather attempts to micro-manage the Company by making specific changes to the Company's equity compensation program generally and specific technical changes to its program for named executive officers.

Section 162(m) of the Internal Revenue Code (the "Code") does not require the Company to submit any equity compensation plan for stockholder approval. Rather, Section 162(m)(1) of the Code generally limits the amount that a publicly held corporation may deduct with respect to taxable compensation paid to a "covered employee" for a taxable year.[1] However, compensation

[1] Section 162(m)(3) of the Code defines a "covered employee" for a fiscal year as the chief executive officer (or an individual acting in that capacity) for such year and any other employee of the issuer if his or her total compensation for such year is required to be reported to shareholders under the Exchange Act by reason of being among the four highest compensated officers (other than the chief executive officer). The IRS has interpreted Section 162(m)(3) so that a covered employee does not include either a chief financial officer (provided that services other than those of a

paid to a covered employee that qualifies as being performance-based under Section 162(m)(4)(C) may be deducted regardless of the amount involved. Among the requirements for determining that compensation is qualified performance-based compensation is that the material terms under which the compensation is to be paid, including the performance goals, must be disclosed to stockholders and approved in a separate stockholder vote before the compensation is paid. *See* Treas. Reg § 1.162-27(e)(4). A public company may elect to obtain prior stockholder approval of a number of objective performance goals (rather than obtaining stockholder approval of the specific goals applicable to each award each time an award is made), which its Compensation Committee may select from when structuring compensation programs if it intends for such compensation to be considered qualified performance-based compensation. Of course, a company could determine it to be in the best interests of the company and its stockholders to pay compensation that was not tax-deductible, in which case it might use a performance goal that had not been approved by stockholders, or no performance goal.[2]

The Company maintains the McKesson Corporation 2013 Stock Plan (the "2013 Plan"), under which employees and directors of the Company and its affiliates are eligible to receive equity awards. The Company's stockholders have approved the material terms of the 2013 Plan, including the goals that may be used for awards granted under the 2013 Plan that are intended to qualify as performance-based compensation under Section 162(m). As disclosed in the proxy materials for the 2013 Annual Meeting, historically the Compensation Committee of the Company selects from approximately 2,500 – 3,000 employees for equity awards under the Plan. The Company expects that if it were to maintain an omnibus stock plan in the future it would seek stockholder approval for that plan under Section 162(m) as well.

A. The Proposal Relates to Compensation That May be Paid to Employees Generally and is Not Limited to Compensation That May be Paid to Senior Executive Officers and Directors.

While the Staff has distinguished proposals relating solely to executive compensation, generally finding such proposals not to be excludable under Rule 14a-8(i)(7), the Proposal does not relate solely to senior executive compensation. Rather, the first sentence of the Proposal expressly refers to "all equity compensation plans submitted to shareholders for approval under Section 162(m)," and would require the Compensation Committee to adopt a policy affecting an equity compensation plan under which up to approximately 3,000 Company employees participate. In *Xerox Corp.* (March 31, 2000), the Staff concurred in the exclusion under Rule

---

chief financial officer are not being provided) or an executive officer who is not employed at the end of the applicable fiscal year. *See* IRS Notice 2007-49.

[2] In the Compensation Discussion and Analysis section of the Company's 2013 proxy statement the Company stated: "The Compensation Committee's intention is, and always has been, to comply with the requirements for deductibility under IRC Section 162(m), unless the committee concludes that adherence to the limitations imposed by these provisions would not be in the best interest of the Company or its stockholders. While base salaries in excess of $1,000,000 are not deductible, payments made under our MIP and LTIP plans, the grants of RSUs made under our PeRSU program and the grants of stock options are intended to qualify for deductibility under IRC Section 162(m) as performance-based compensation."

14a-8(i)(7) of a proposal that would have called for a policy of providing competitive compensation to all of the company's employees on the grounds that it related to the company's "ordinary business operations (i.e., general employee compensation matters)." Similarly, in *The Bank of New York Co., Inc.* (September 24, 2004), the Staff concurred in the exclusion of a proposal that sought to limit "the maximum salary of The Bank of New York 'employees' by [sic] $ 400,000" pursuant to Rule 14a-8(i)(7) as "relating to The Bank of New York's ordinary business operations (i.e., general compensation matters)." Still more recently, the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that related to the compensation of "named executive officers and the 100 most highly-compensated employees." *See Bank of America Corp.* (February 26, 2010) ("*Bank of America*"). In *Bank of America*, the Staff concluded that the proposal relating to the compensation of the 100 most highly compensated employees was excludable because it related to "compensation that may be paid to employees generally and [was] not limited to compensation that may be paid to senior executive officers and directors." The Staff reiterated that proposals "that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)." *See also JPMorgan Chase & Co.* (February 25, 2010). In addition, the Staff has consistently determined that proposals addressing both executive compensation and non-executive, or general employee, compensation are excludable under Rule 14a-8(i)(7). *See, e.g., Johnson Controls* (October 16, 2012) (noting "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors").

The Proposal requests that the Compensation Committee adopt a policy that would require stockholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers, but does not limit its scope only to matters that affect the Company's most senior executives. Instead, the Proposal also would require the Company to make changes to the way it administers those plans and provide information about all awards that will result from performance under those plans. By its express language, the first sentence of the Proposal is not limited to the compensation of senior executives, but applies to all awards resulting from performance under "all equity compensation plans submitted for shareholder approval under Section 162(m)." As previously noted, awards are made under the 2013 Plan to up to approximately 3,000 eligible employees. The vast majority of these employees do not meet the Commission's definition of being "executive officers," let alone "named executive officers." Therefore, because the Proposal encompasses actions with respect to the only plan that is utilized for a much broader range of employees, the Proposal is asking the stockholders to vote upon a matter related to the compensation of the Company's employees generally.

The Staff has consistently concurred in the exclusion of proposals that seek to regulate compensation of employees other than senior executives, even if the proposals do not seek to regulate the compensation of all of the company's workforce. *See, e.g., Microsoft Corp.* (September 17, 2013) (concurring in the exclusion of a proposal seeking to limit the compensation of senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company); *Deere*

& Co. (October 17, 2012) (concurring in the exclusion of a proposal that requested managing officers and directors to repatriate a portion of their compensation into an employee bonus pool); *Wells Fargo & Co.* (March 14, 2011) (concurring in the exclusion of a proposal that requested that the company's board generate a report on its 100 highest paid employees); *Exxon Mobile Corp.* (February 16, 2010, *recon. denied*, March 23, 2010) (concurring in the exclusion of a proposal seeking to limit compensation paid to "Management"); *Goldman Sachs Group, Inc.* (March 8, 2010) (concurring in the exclusion of a proposal that requested that the board make changes to the company's compensation plan as applied to named executive officers and the 100 most highly compensated employees); *Comcast Corp.* (February 22, 2010) (concurring in the exclusion of a proposal seeking to limit compensation paid to "Management"); and *3M Co.* (March 6, 2008) (concurring in the exclusion of a proposal regarding the variable compensation of the company's "high-level" employees).

Pursuant to the precedents discussed above, the Staff has permitted the exclusion of stockholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. *Staff Legal Bulletin 14A* (July 12, 2002). In *Staff Legal Bulletin 14A*, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation ... [w]e agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)." The Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors.

B. The Proposal Seeks to Micro-Manage Complex Compensation Matters and Related Disclosure

Even if it is determined that the proposal relates to the significant policy issue of executive compensation, the Staff has, on numerous occasions, taken the position that the proposal will nevertheless be excludable under Rule 14a-8(i)(7) as relating to ordinary business operations if it micro-manages the specific manner in which the company should address the policy issue. *See Amazon.com, Inc.* (March 20, 2013) (concurring in the exclusion of a proposal requesting that the board of directors hold a competition for giving public advice on the voting items in the proxy filing for the company's annual stockholders meeting with the features described in the proposal due to attempted micro-managing, despite the company's acknowledgment that the proposal raises the policy issue of encouraging a proxy advisor to render advice on matters to be voted upon by stockholders); *Marriott International Inc.* (March 17, 2010) (concurring in the exclusion of a proposal limiting showerhead flow due to attempted micromanaging, despite the recognition that global warming, addressed in the proposal, is a significant policy issue); *Ford Motor Co.* (March 2, 2004) (concurring in the exclusion of a proposal requesting that the company publish a report about global warming/cooling "as relating to ordinary business operations," where the report was required to include specific detailed information); *Federal Agricultural Mortgage Corp.* (March 31, 2003) (concurring in the exclusion of a proposal directing a company to make a specific charitable contribution for a specific purpose, despite a Staff position that charitable contributions involve a significant policy issue); and *Duke Energy Corp.* (February 16, 2001) (concurring in the exclusion of a proposal requesting that the board of directors take the necessary steps to reduce the nitrogen oxide emissions from the coal-fired plants operated by the company by 80% and limit each boiler to 0.15 lbs of nitrogen oxide per million BTUs of heat input as relating to ordinary business operations, despite the proponent's concern with environmental issues). The foregoing no-action letters represent the Staff's position that even if a proposal relates to a significant policy issue, the proposal will nevertheless be excludable under Rule 14a-8(i)(7) as relating to ordinary business operations if the proposal seeks to micro-manage the specific manner in which the company should address the particular issue.

The Proposal seeks to micro-manage how the Company's equity compensation program is administered, by dictating intricate details such as a specific percentage, at least a majority, of awards to named executive officers that must be subject to stockholder approval of quantifiable performance metrics, numerical formulas, and payout schedules. The Proposal would also specifically limit the Compensation Committee's discretion to utilize performance standards containing confidential or proprietary information to less than 50% of awards to named executive officers, even if the Compensation Committee determined that such limitation was not in the best interests of the Company and its stockholders.

Like most short-term and long-term incentive compensation plans, the Company's plans are designed so that the Compensation Committee may structure performance goals from time to time by using one or more business criteria from a list approved by stockholders, such as any of the following, either alone or in any combination, which may be expressed with respect to the Company or one or more operating units or groups, as the Compensation Committee may determine: cash flow, cash flow from operations, total earnings, earnings per share, diluted or basic, earnings per share from continuing operations, diluted or basic, earnings before interest and taxes, earnings before interest, taxes, depreciation, and amortization, earnings from operations, net asset turnover, inventory turnover, capital expenditures, net earnings, operating earnings, gross or operating margin, debt, working capital, return on equity, return on net assets, return on total assets, return on investment, return on capital, return on committed capital, return on invested capital, return on sales, net or gross sales, market share, economic value added, cost of capital, change in assets, expense reduction levels, debt reduction, productivity, stock price, customer satisfaction, employee satisfaction, total shareholder return, average invested capital, credit rating, gross margin, improvement in workforce diversity, operating expenses, operating expenses as a percentage of revenue, and succession plan development and implementation. IRS regulations require that these types of plans have their material terms disclosed to and reapproved by stockholders. *See* Treas. Reg. § 1.162-27(e)(4)(vi). Reapproval is required not later than the first stockholder meeting that occurs in the fifth year following the year in which the stockholders previously approved the plan's material terms.

The administrative and regulatory scheme under Section 162(m) is such that "awards" are not approved by stockholders. Rather, in order to maintain tax-deductibility of compensation paid to covered employees as performance-based, the list of business criteria are approved by stockholders prior to approval of any awards. The Compensation Committee may then choose from the stockholder approved business criteria when establishing the terms of awards, and must assess performance and certify achievement against pre-established targets relating to the business criteria. When the Company submits the list of objective business criteria to its stockholders for approval, it does not necessarily know which business criteria will be utilized by its Compensation Committee when establishing the performance goals and other terms of awards.

For example, the Compensation Committee recently has granted performance-based restricted stock units ("PeRSUs"), which are awards conditioned on the achievement of Company performance goals. PeRSUs convert to RSUs upon completion of a one-year performance period and vest after completion of the fourth year. PeRSU target award opportunities are established by the Compensation Committee at the beginning of each fiscal year. At the beginning of each year, the Compensation Committee also sets PeRSU performance targets. For 2012, 2013, and 2014 the Compensation Committee used a combined adjusted earnings per share and adjusted return on invested capital target, which are objective performance criteria that were approved by stockholders under the 2013 Plan. In each of the applicable years the Compensation Committee has selected different annual adjusted earnings per share and adjusted return on invested capital targets to assess performance for the PeRSUs. For example, in 2014, the Committee determined it was in the best interests of the Company and its stockholders to include an adjusted return on invested capital multiplier in the 2014 PeRSU program to incentivize the investment of capital, but determined to limit the adjustment on the upside and downside as compared to 2013, based on its determination that the calculation of adjusted return on invested capital is susceptible to significant swings based on one-time and/or unexpected results.

The Proposal would impermissibly micro-manage the Company because it would require the Company to determine and specify in all plans submitted to stockholders for approval under Section 162(m) precisely what quantifiable performance metrics, numerical formulas and payout schedules would be used for future awards. Doing so would eliminate or significantly curtail the Compensation Committee's ability to respond to the conditions in the economy and the Company's businesses by selecting performance measures designed to incentivize certain behaviors by employees. Setting performance metrics too far in advance would remove the Compensation Committee's ability to closely tie equity grants to the Company's strategic goals. Setting performance metrics so far in advance would also disconnect the setting of equity compensation incentives from the Company's strategic planning and budgeting cycles and processes. Consequently, performance objectives could become less narrowly tailored in order to account for future uncertainty, or the Company might be tied to outdated performance metrics that are no longer aligned with its current objectives. The changes required by the level of micro-managing dictated by the Proposal could put the Company at a competitive disadvantage for recruiting and retaining talent. These are clearly matters "of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *1998 Release*.

The Proposal also impermissibly micro-manages the Company's equity compensation program because it imposes significant burdens on the Compensation Committee's ability to design compensation programs that are tax-deductible and effectively forces the Compensation Committee to choose between either forgoing the ability to receive a tax deduction for certain compensation paid to "covered employees" under Section 162(m), or completely altering the manner by which it administers the equity compensation program to covered employees.

As noted above, the Commission has recognized that a central consideration of Rule 14a-8(i)(7) is whether a stockholder proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature." The *1998 Release* states that the determination as to whether a proposal micro-manages a company will involve a case-by-case review, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. In addition, the *1998 Release* states that considerations of whether a proposal micro-manages a company "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The Proposal's attempts to impose specific percentages of awards that may be made to named executive officers with and without stockholder approval of complex quantifiable performance metrics, numerical formulas, and payout schedules, as well as the myriad of required changes to the administration of the Company's equity compensation programs impermissibly micro-manages the Company's operations. For this reason, and based on the precedential support discussed above, the Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on Rule 14a8-(i)(7).

C. The Entire Proposal is Excludable if it Relates in Part to Ordinary Business Operations of the Company

The Proposal is excludable even if some parts of the Proposal are viewed as relating to significant policy issues. The Staff repeatedly has concurred that a proposal may be excluded if it relates in part to ordinary business operations, even if it touches upon significant policy matters. For example, in *E*Trade Group, Inc.* (October 31, 2000), the Staff concurred that, under Rule 14a-8(i)(7), the company could exclude a proposal that recommended a number of potential mechanisms for increasing stockholder value. The Staff concluded that even though only two of the four mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal should be omitted. The Staff expressly noted that "although the proposal appears to address matters outside the scope of ordinary business, subparts 'c' and 'd' relate to E*TRADE's ordinary business operations. Accordingly, insofar as it has not been the Staff's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if E*TRADE omits the proposal from its Proxy Materials in reliance on rule 14a-8(i)(7)." *See also Second Bancorp Inc.* (February 16, 2001); *M&F Worldwide Corp.* (March 29, 2000); *General Electric Co.* (February 10, 2000); *Z-Seven Fund, Inc.* (November 3, 1999); *The Warnaco Group, Inc.* (March 21, 1999); *Wal-Mart Stores, Inc.* (March 15, 1999); and *Kmart Corp.* (March 12, 1999). Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) if it relates to both executive and non-executive compensation. Likewise, the Proposal is excludable under Rule 14a-8(i)(7) if it touches on executive compensation but also impermissibly micro-manages the Company's operations.

The Company's exclusion of the Proposal in reliance on Rule 14a-8(i)(7) is proper and consistent with the Staff's longstanding position regarding the omission of proposals that relate to both ordinary business matters and extraordinary matters. As discussed above, the Proposal addresses ordinary business matters, including compensation to employees generally, and is not limited to executive compensation, and even if it addresses the significant policy issue of executive compensation, the Proposal impermissibly micro-manages the Company's business. Accordingly, it is the Company's view that it may omit the Proposal form its 2014 Proxy Materials in reliance on Rule 14a-8(i)(7).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading

The Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations. The Staff has consistently concurred that vague and indefinite stockholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (September 15, 2004); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961). In addition, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991); *see also Staples, Inc.* (March 5, 2012) (concurring in the exclusion of a proposal that failed to define key terms such as "vest on a pro rata basis," "change-in-control" and "termination"); *Motorola, Inc.* (January 12, 2011) (concurring in the exclusion of a proposal regarding retention of equity compensation payments by executives where the proposal provided that the resolution included a request that the board negotiate "with senior executives to request that they relinquish preexisting executive pay rights" because "executive pay rights" was vague and indefinite); *Bank of America Corp.* (June 18, 2007) (concurring in the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees"); *Prudential Financial, Inc.* (February 16, 2007) (concurring in the exclusion of a proposal urging the board to seek stockholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); and *Puget Energy, Inc.* (March 7, 2002) (concurring in the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries*.

A. The Proposal is Subject to Multiple Interpretations and Therefore is Impermissibly Vague and Indefinite

The Staff has regularly concurred with the exclusion of stockholder proposals relating to executive compensation matters under Rule14a-8(i)(3) where one or more aspects of the proposal contain ambiguities that cause the proposal to be subject to differing interpretations. *See, e.g. Pepsico, Inc.* (January 10, 2013) (concurring in the exclusion of a proposal to limit accelerated vesting of equity in the event of a change in control as vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Verizon Communications Inc.* (January 27, 2012) (same); *General Electric Co.* (January 21, 2011) (concurring in the exclusion of a proposal requesting the compensation committee make specified changes to senior executive compensation as vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires); *see also Motorola, Inc.* (January 12, 2011) (concurring in the exclusion of a proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible," because the proposal did not sufficiently explain the meaning of "executive pay rights" and, as a result, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires).

1. The Proposal Fails to Define the Key Term "Majority of Awards to Named Executive Officers"

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because the specific standards that are integral to the Proposal are not sufficiently explained in the Proposal or supporting statement. As a result, the stockholders and the Company could have different interpretations of what the Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Proposal requires.

The phrase "at least a majority of awards to the named executive officers," which is a key concept necessary for understanding the applicability and impact of the Proposal, is not defined in the Proposal. As in the proposals discussed above, the failure to define such a basic and fundamental aspect of the Proposal renders the entire Proposal impermissibly vague and indefinite and would cause stockholders and the company to be unable to determine with reasonable certainty to which awards the Proposal applies, or what actions or measures would be required by the Proposal with respect to those awards.

The Proposal requests that the policy to be adopted by the Compensation Committee require stockholder approval of performance metrics, numerical formulas and payout schedules for "at least a majority of awards to the named executive officers." However, the Proposal does not address how awards should be valued for purposes of calculating that at least a majority of such awards have been subjected to the policy. Without guidance, stockholders could reasonably conclude that awards could be valued based on a variety of materially different methods including, without limitation, based upon: (i) their grant date fair values as would be reportable under Item 402 of SEC Regulation S-K; (ii) their values as determined under a pricing model such as the Black-Scholes model; (iii) their actual realized values; or (iv) their values based upon the Company's internal calculations, which include multiple assumptions such as expected future forfeiture rates, which could vary depending on the employee and his or her role, age, or retirement eligibility. The Proposal fails to address other assumptions that could affect valuation of awards, such as the Company's stock prices during an extended period of exercisability, or, in the case of valuation models, measures such as the historic volatility of the Company's stock price and prevailing interest rates. Because the Compensation Committee could reasonably elect to base varying percentages of awards on personal, divisional, segment, product, or individual performance goals, among a variety of other measures, for different named executive officers in the same grant cycle the relationship between the number of awards and valuation as calculated under different metrics is not necessarily linear.

Likewise, the Proposal fails to identify at what point the Compensation Committee should assess whether a majority of awards has been subject to stockholder approval. For example, stockholders in voting on the Proposal, and the Company in implementing it, could reasonably reach different conclusions regarding whether the Proposal required stockholder approval of performance metrics, numerical formulas and payout schedules for at least a majority of awards issued to the named executive officers: (i) in any particular grant cycle; (ii) on an annual basis; (iii) over the life of the applicable plan; (iv) on a rolling average basis; or (v) based on some other unspecified time period. The Proposal also does not provide any guidance on how retirements, terminations, promotions, or new hires within the ranks of the Company's "named executive officers" would impact the determination of whether "at least a majority" of awards to those persons had been subject to the requirements of the Proposal. For example, if a named executive officer who had been granted a substantial percentage of awards that had been subject to the requirements of the Proposal retired, with the result being that a majority of the remaining awards had not been subject to stockholder approval, would the remaining awards be invalidated, would the Company be prohibited from making additional grants until a certain time, or would the Company be forced to issue additional stockholder-approved awards to increase the denominator used in calculating "at least a majority"?

The Proposal provides no guidance on whether "a majority of awards" includes (i) past awards, future awards, or both; or (ii) whether the "majority of awards" requirement would apply retroactively to include any previously-granted awards, or if the requirement would only apply to new awards.

Moreover, the stockholders and the Company could reasonably interpret the phrase "to the named executive officers" to mean either (i) at least a majority of awards granted to each individual named executive officer, or (ii) at least a majority of the aggregate awards made to all named executive officers collectively.

2. The Proposal's Use of the Term "All Equity Plans" is Ambiguous

The Proposal appears to require the Company's Compensation Committee to do two things: (i) adopt a policy that all equity compensation plans submitted to stockholders for approval under Section 162(m) specify awards that will result from performance; and (ii) require stockholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers.

Although the Proposal states that the policy would apply to "all equity compensation plans submitted to stockholders for approval under Section 162(m) of the Internal Revenue Code," the Proposal provides no guidance regarding whether the Proposal would apply only to new equity compensation plans submitted for stockholder approval, or to all new equity compensation plans, as well as amendments to any existing stockholder approved plan maintained by the Company, regardless of whether awards may still be issued under a particular plan. It is also not clear how the two requirements relate to each other. For example, it is not clear whether the stockholder approval requirement would apply to awards under any plan that had not been submitted to stockholders for approval under Section 162(m), or whether the stockholder approval requirement would apply after adopting the policy but prior to submitting any equity compensation plans for stockholder approval.

3. Stockholders May be Unable to Determine Which Executives are Covered by the Proposal

The Proposal creates unnecessary ambiguity and uncertainty such that the Company and its stockholders might interpret the Proposal differently so that any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by stockholders in voting on the Proposal. Although the Proposal states that "at least a majority of awards to the named executive officers" should be subject to stockholder approval of "quantifiable performance metrics, numerical formulas and payout schedules," it does so one sentence after invoking Section 162(m) of the Code. The Proposal's juxtaposition of Section 162(m), which includes the concept of "covered employees,"[3] with "named executive officers," which the Company assumes the Proponents intends to define by reference to Item 402 of Regulation S-K,[4] without providing any guidance on how to reconcile the disjunctive set of

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[3] *See* footnote 1, *supra*.

[4] Pursuant to Item 402(a)(3) of Regulation S-K, the named executive officers of a registrant are:

(i) All individuals serving as the registrant's principal executive officer or acting in a similar capacity during the last completed fiscal year ("PEO"), regardless of compensation level;

individuals, causes the Proposal to be susceptible to multiple or alternative interpretations. Specifically, the IRS has interpreted Section 162(m)(3) so that a covered employee does not include either a chief financial officer (provided that services other than those of a chief financial officer are not being provided), or an executive officer who is not employed at the end of the applicable fiscal year. *See* IRS Notice 2007-49. By contrast, a chief financial officer or an executive officer who is not employed by the Company at the end of the applicable fiscal year but would have been among the three most highly compensated, would be considered a named executive officer pursuant to the definition specified in Item 402(a)(3) of Regulation S-K. Due to the manner in which the Proposal is drafted, it is not clear to which executives the Proposal would apply. In voting on the Proposal, some stockholders might reasonably conclude that, because the Company's chief financial officer is not a "covered person" under Section 162(m), as referenced in the first sentence of the Proposal, awards to the chief financial officer are not covered by the requirement in the second sentence of the Proposal that "at least a majority of awards to the named executive officers" be subject to stockholder approval of "quantifiable performance metrics, numerical formulas and payout schedules." Because of the ambiguities and uncertainties contained in the Proposal, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the stockholders voting on the Proposal.

Even assuming the Proponents intended to define "named executive officers" by reference to Item 402 of Regulation S-K, the Proposal is impermissibly vague and indefinite because the use of the term relies on an external standard that is not sufficiently explained in the Proposal. The term "named executive officer," as used in Item 402 of Regulation S-K, is a complex concept intended to identify those persons for whom disclosure of executive compensation should be made to stockholders for a specific fiscal year. The meaning of "named executive officer" for purposes of Item 402 of Regulation S-K is not intuitive. Without some explanation of the application of the term, a stockholder would not be made aware of situations where persons might be included or excluded from the scope of the Proposal in a manner that likely would not be anticipated. As a result, actions taken by the Company if the Proposal were implemented could be significantly different from actions envisioned by stockholders in voting on the Proposal.

Further, in order to understand who may be among the three most highly compensated executive officers of the Company, a stockholder would have to be familiar with the standards set forth in Rule 3b-7 under the Securities Exchange Act of 1934, which further specifies the definition of the term "executive officer." As a result, this use of the term "named executive

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(ii) All individuals serving as the registrant's principal financial officer or acting in a similar capacity during the last completed fiscal year ("PFO"), regardless of compensation level;
(iii) The registrant's three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year; and
(iv) Up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (a)(3)(iii) of Item 402 but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year.

officer" in the Proposal does not provide stockholders with any clear standards as to who would necessarily be subject to the policy in the event that the Proposal were adopted.

Notably, the reference to the term "named executive officer" in the Proposal does not include any specific reference to the time period in which the named executive officer determination is to be made for the purpose of the Proposal. For example, it is not clear whether the Proposal contemplates that the policy would apply with respect to those "named executive officers" that were named in the Company's proxy statement for its last annual meeting, the individuals who would be identified as "named executive officers" in a proxy statement for an upcoming annual meeting, or individuals who would be identified as "named executive officers" at the time of a grant of an equity award that is subject to the policy contemplated by the Proposal.

Indeed, in a different context, the inadequacy of a mere reference to the defined term, "named executive officer" was expressly acknowledged by the Commission in adopting amendments to Item 5.02 of Form 8-K in 2006. Uncertainty concerning the application of the term, "named executive officer" led the Commission to include Instruction 4 to Item 5.02 of Form 8-K, which sets forth the meaning of the term "named executive officer" in the context of Item 5.02 disclosures. The Commission stated that this instruction was added in response to a commenter who noted that "greater clarity is needed to determine how the standard should be applied for current Form 8-K reporting throughout the year." *Executive Compensation and Related Person Disclosure*, Release No. 33-8732A (August 29, 2006) (text accompanying notes 383 and 384).

Because of this undefined reference to the term "named executive officer," the Proposal is impermissibly vague and indefinite because the specific standards that are fundamental to determining the applicability of the Proposal are not sufficiently explained in the Proposal. As a result, the stockholders and the Company could have different interpretations of what the Proposal requires, and neither the Company nor the stockholders would be able to determine with reasonable certainty what actions or measures the Proposal requires.

4. *The Proposal's Use of the Term "Awards" is Ambiguous*

It is unclear if the Proposal would apply to stock options and stock appreciation rights. The Proposal's focus on Section 162(m) in some places and on Item 402's "named executive officers" in other places also makes it unclear if the Proposal would apply to stock options and stock appreciation rights. Item 402's disclosure requirement applies to "all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers," i.e., it includes disclosure of stock options and stock appreciation rights. On the other hand, so long as certain conditions are met, under the Internal Revenue Code stock options and stock appreciation rights are deemed to qualify as "performance-based compensation" under Section 162(m) without having to meet the typical criteria of "performance-based compensation."[5] Accordingly, because

[5] Compensation attributable to stock options and stock appreciation rights generally is deemed to satisfy the performance goal requirement of Section 162(m) if:

Item 402 generally requires disclosure of awards of stock options and stock appreciation rights to named executive officers, but such compensation is typically tax deductible under Section 162(m) even if it does not meet Section 162(m)'s normal criteria of "performance-based compensation," neither the Company nor its stockholders can determine whether the Proposal's stockholder approval requirement would apply to such awards. Moreover, if the Proposal is interpreted to include stock options and stock appreciation rights as awards under Item 402 to named executive officers, the Proposal's requirement that stockholders approve "quantifiable performance metrics, numerical formulas and payout schedules" with regard to such awards would be meaningless given Section 162(m)'s mandate that the value of such awards be tied to increases in the value of the Company's common stock after the grant date.

B. The Proposal Fails to Provide Guidance on How it Would be Implemented, Which Makes the Proposal Impermissibly Vague and Indefinite

The Staff generally has concurred with the exclusion of executive compensation-related proposals that fail to provide guidance on how the proposal would be implemented. *See, e.g., The Boeing Co.* (March 2, 2011) (concurring in the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because it did not sufficiently explain the meaning of the phrase); and *General Electric Co.* (January 21, 2011) (concurring in the exclusion of a proposal to change senior executive compensation because the company and its stockholders would not be able to determine with reasonable certainty exactly what actions or measures the proposal requires).

As drafted, the Proposal appears to require stockholder approval of potential future awards to named executive officers that will result from performance. Because a company electing to grant performance-based compensation that qualifies as tax-deductible under Section 162(m) is only required to obtain stockholder approval of objective performance criteria once every five years, it is not clear whether the Proposal would require stockholder approval of possible future awards to the named executive officers serving at the time stockholder approval is sought under Section 162(m), or how stockholder approval might be required in the event that the named executive officers changed in the years after stockholder approval of Section 162(m)-compliant objective performance measures. Due to the ambiguous and internally inconsistent language used in the Proposal, neither the stockholders in voting on the proposal, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty exactly which executives would be covered by the policy or exactly what actions or measures the Proposal requires. Accordingly, the Proposal is impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3).

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1. The grant is made by the compensation committee;
2. The plan under which the award is granted states the maximum number of shares with respect to which such awards may be granted during a specified period to any employee; and
3. Under the terms of the award, the amount of compensation to be paid is based solely on the increase in value of stock after the grant date.

MCKESSON

We are aware that the Staff has recently been unable to concur with requests to exclude substantially similar proposals from the requesting companies' proxy materials under Rule 14a-8(i)(3). *See, e.g., Nabors Industries, Ltd.* (March 26, 2013); *Citigroup Inc.* (February 5, 2013). We believe, however, that the Company's circumstances, the Proposal and the arguments included herein present new considerations as compared to those presented to the Staff previously.

We do not believe that the Proponents should be permitted to revise the Proposal to address the vague and indefinite statements referenced herein. As the Staff noted in *Staff Legal Bulletin 14* (July 13, 2001), there is no provision in Rule 14a-8 which permits a stockholder to revise a proposal and supporting statement. While we recognize that the Staff sometimes permits stockholders to make minor revisions to proposals in order to eliminate false and misleading statements, the Staff's intent to "limit this practice to minor defects was evidenced by [its] statement in [*Staff Legal Bulletin 14*] that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement or both would require detailed and extensive editing in order to bring it into compliance with the proxy rules." *Staff Legal Bulletin 14B*. Given the number of vague and indefinite statements included in the Proposal that are critical to any understanding of the Proposal, we believe that the Staff should disregard any request of the Proponents to revise the Proposal to attempt to bring it into compliance with the Commission's proxy rules.

For the foregoing reasons, we believe that the Proposal may be excluded from the Company's 2014 Proxy Materials under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and Rule 14a-8(i)(3) because it is vague and indefinite so as to be inherently misleading.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2014 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel
and Secretary

Enclosures

cc: Greg A. Kinczewski, Vice President/General Counsel, Marco Consulting Group
Lynn Panagos, Senior Vice President, Chevy Chase Trust, Trustee of the AFL-CIO Equity Index Fund
Ginna M. McCarthy, Director of Corporate Governance, State of New York Office of the State Comptroller, on behalf of the New York State Common Retirement Fund
Salvatore (Sam) J. Chilia, Trustee, Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
Joseph E. Molnar, Vice President, Comerica Bank & Trust, N.A., Trustee of the Trowel Trades S&P 500 Index Fund

Exhibit A

From: Legendre, Karen [mailto:klegendre@chevychasetrust.com]
Sent: Tuesday, February 11, 2014 6:00 AM
To: Bogan, Willie
Cc: Brandon Rees (Brees@aflcio.org); Maureen O'Brien; Panagos, Lynn; Greg Kinczewski (kinczewski@marcoconsulting.com); Vineeta Anand (Vanand@aflcio.org)
Subject: RE: McKesson

Good-Morning Mr. Bogan:

Please see attached Shareholder Proposal sign by Chevy Chase Trust. Original copy of letter has been put in the overnight mail today.

Please let us know if you have any questions.

Sincerely,

Karen


CHEVY CHASE TRUST
INVESTMENT ADVISORS

Karen Legendre
SENIOR ADMINISTRATOR AND TRUST OFFICER

TEL 240.497.5060 FAX 240.223.4074
7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

From: Greg Kinczewski [mailto:kinczewski@marcoconsulting.com]
Sent: Tuesday, February 11, 2014 7:53 AM
To: Panagos, Lynn; Legendre, Karen
Cc: Brandon Rees (Brees@aflcio.org); Vineeta Anand (Vanand@aflcio.org); Maureen O'Brien
Subject: FW: McKesson

Lynn:

Here's the packet for filing a proposal at McKesson. You will be lead filer and the International Brotherhood of Electrical Workers Pension Benefit Fund, the State of New York Common Retirement Fund and The Trowel Trades S&P 500 Index Fund will be co-filers.

Deadline is 2/21. Please contact me with any questions.

Greg

THE MARCO CONSULTING GROUP



Greg A. Kinczewski
Vice President / General Counsel
550 W Washington Blvd, Suite 900
Chicago, IL 60661-2703

T: (312) 612-8452
F: (312) 575-9840
kinczewski@marcoconsulting.com



CHEVY CHASE TRUST
INVESTMENT ADVISORS

Lynn M. Panagos
SENIOR MANAGING DIRECTOR

TEL 240.497.5048 FAX 240.497.5013
lpanagos@chevychasetrust.com

7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

February 11, 2014

Willie.Bogan@McKesson.com

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
35th Floor
San Francisco, California 94104

RE: AFL-CIO Equity Index Fund

Dear Mr. Bogan:

In our capacity as Trustee of the AFL-CIO Equity Index Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of McKesson Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting") as the lead filer. We anticipate that the International Brotherhood of Electrical Workers Pension Benefit Fund, the State of New York Common Retirement Fund and The Trowel Trades S&P 500 Index Fund will be co-filers. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.





Please direct all questions or correspondence regarding the Proposal to the attention of:

Greg A. Kinczewski
Vice President/General Counsel
Marco Consulting Group
550 W. Washington Boulevard, 9th Floor
Chicago, IL 60661
312-612-8452
kinczewski@marcoconsulting.com

Sincerely,

Lynn Panagos
Senior Vice President





AFL-CIO Equity Index Fund

Resolved: Shareholders of McKesson Corporation (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement

The Company's 2013 advisory vote on executive compensation received support from only 22 percent of shareholders. In our opinion, this shows a disconnect between executive pay and long-term Company performance that warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 42 metrics that include but are not limited to: cash flow; cash flow from operations; total earnings; earnings per share, diluted or basic; earnings per share from continuing operations, diluted or basic; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings from operations; net asset turnover; inventory turnover; capital expenditures; net earnings; operating earnings; gross or operating margin; debt; working capital.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between the Company performance and specific awards—a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:



- if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
- if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

From: Legendre, Karen [mailto:klegendre@chevychasetrust.com]
Sent: Wednesday, February 12, 2014 6:04 AM
To: Bogan, Willie
Cc: Brandon Rees (Brees@aflcio.org); Vineeta Anand (Vanand@aflcio.org); Maureen O'Brien; GMcCarthy@osc.state.ny.us; Greg Kinczewski; Panagos, Lynn
Subject: RE: McKesson

Mr. Bogan:

See attached revised cover letter. I put original in overnight mail today.

Sincerely,

Karen


CHEVY CHASE TRUST
INVESTMENT ADVISORS

Karen Legendre
SENIOR ADMINISTRATOR AND TRUST OFFICER

TEL 240.497.5060 FAX 240.223.4074
7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

From: Greg Kinczewski [mailto:kinczewski@marcoconsulting.com]
Sent: Tuesday, February 11, 2014 5:05 PM
To: Panagos, Lynn; Legendre, Karen
Cc: Brandon Rees (Brees@aflcio.org); Vineeta Anand (Vanand@aflcio.org); Maureen O'Brien; GMcCarthy@osc.state.ny.us
Subject: FW: McKesson

Lynn:

It turns out that New York State Common Retirement Fund is to be the co-**lead** filer with the AFL-CIO Equity Index Fund, not one of the co-filers. Attached is a letter making the revision that should be sent out on Wednesday.

Since the only thing being revised is the cover letter, not the actual proposal, the custodian letter should still use Tuesday as the filing date for measuring continuous ownership.

Sorry for the confusion.

Greg


THE MARCO
CONSULTING
GROUP

Greg A. Kinczewski
Vice President / General Counsel
550 W Washington Blvd, Suite 900
Chicago, IL 60661-2703

T: (312) 612-8452
F: (312) 575-9840
kinczewski@marcoconsulting.com

From: Greg Kinczewski
Sent: Tuesday, February 11, 2014 6:53 AM
To: Panagos, Lynn (lpanagos@chevychasetrust.com); klegendre@chevychasetrust.com
Cc: Brandon Rees (Brees@aflcio.org); Vineeta Anand (Vanand@aflcio.org); Maureen O'Brien
Subject: FW: McKesson

Lynn:

Here's the packet for filing a proposal at McKesson. You will be lead filer and the International Brotherhood of Electrical Workers Pension Benefit Fund, the State of New York Common Retirement Fund and The Trowel Trades S&P 500 Index Fund will be co-filers.

Deadline is 2/21. Please contact me with any questions.

Greg


THE MARCO
CONSULTING
GROUP

Greg A. Kinczewski
Vice President / General Counsel
550 W Washington Blvd, Suite 900
Chicago, IL 60661-2703

T: (312) 612-8452
F: (312) 575-9840
kinczewski@marcoconsulting.com

The information contained in this message is intended only for the recipient, and may be a confidential attorney-client communication or may otherwise be privileged and confidential and protected from disclosure. If the reader of this message is not the intended recipient, or an employee or agent responsible for delivering this message to the intended recipient, please be aware that any dissemination or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by replying to the message and deleting it from your computer. The Marco Consulting Group reserves the right, subject to applicable local law, to monitor and review the content of any electronic message or information sent to or from Marco Consulting Group employee e-mail addresses without informing the sender or recipient of the message.



CHEVY CHASE TRUST
INVESTMENT ADVISORS

Lynn M. Panagos
SENIOR MANAGING DIRECTOR

TEL 240.497.5048 FAX 240.497.5013
lpanagos@chevychasetrust.com

7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

February 12, 2014

Willie.Bogan@McKesson.com

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
35th Floor
San Francisco, California 94104

RE: AFL-CIO Equity Index Fund

Dear Mr. Bogan:

In our capacity as Trustee of the AFL-CIO Equity Index Fund (the "Fund"), we are writing to make a revision to the cover letter we submitted yesterday with the proposal the Fund submitted for the 2014 annual meeting of shareholders of McKesson Corporation (the "Proposal"). The Fund will be a co-lead filer of the Proposal with the State of New York Common Retirement Fund.

We anticipate that the International Brotherhood of Electrical Workers Pension Benefit Fund and The Trowel Trades S&P 500 Index Fund will be co-filers of the Proposal.

We apologize for the confusion.

Please direct all questions or correspondence regarding the Proposal to the attention of:

Greg A. Kinczewski
Vice President/General Counsel
Marco Consulting Group
550 W. Washington Boulevard, 9th Floor
Chicago, IL 60661
312-612-8452
kinczewski@marcoconsulting.com

Sincerely,

Lynn Panagos
Senior Vice President

SEI Private Trust Company

1 Freedom Valley Drive
P.O. Box 1100
Oaks, PA 19456
T 610 676 1000
seic.com

February 12th, 2014

Willie.Bogan@McKesson.com

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
35th Floor
San Francisco, California 94104

RE: Chevy Chase Trust and AFL-CIO Equity Index Fund

Dear Mr. Bogan:

Pursuant to a certain agreement between SEI Private Trust Company ("SPTC") and Chevy Chase Trust Company ("Chevy Chase"), Chevy Chase has engaged SPTC, a DTC participant, to serve as its subcustodian for certain assets of the AFL-CIO Equity Index Fund ("the Fund"). In that capacity, per SPTC's records, as of the close of business on February 11th, 2014, the Fund held 57,841 shares of McKesson Corporation stock and the Fund has held at least 49,768 shares continuously for one year prior to February 11th, 2014.

Sincerely,



Kristina Young
Director
SEI Private Trust Company


RECEIVED
FEB 18 2014

THOMAS P. DINAPOLI
STATE COMPTROLLER



DIVISION OF CORPORATE GOVERNANCE
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

February 12, 2014


RECEIVED
FEB 14 2014

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, California 94104

Dear Mr. Bogan:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform McKesson Corporation of his intention to present as a lead filer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting. The AFL-CIO Equity Index Fund is also a lead filer. We anticipate that the International Brotherhood of Electrical Workers Pension Benefit Fund and the Trowel Trades S&P 500 Index Fund will be co-filers.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of McKesson Corporation shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should McKesson Corporation's board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4489 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy
Director of Corporate Governance

Enclosures

AFL-CIO Equity Index Fund

Resolved: Shareholders of McKesson Corporation (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement

The Company's 2013 advisory vote on executive compensation received support from only 22 percent of shareholders. In our opinion, this shows a disconnect between executive pay and long-term Company performance that warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 42 metrics that include but are not limited to: cash flow; cash flow from operations; total earnings; earnings per share, diluted or basic; earnings per share from continuing operations, diluted or basic; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings from operations; net asset turnover; inventory turnover; capital expenditures; net earnings; operating earnings; gross or operating margin; debt; working capital.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between the Company performance and specific awards—a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

- if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
- if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

J.P.Morgan

Miriam Awad

Vice President
CIB Client Service Americas

February 12, 2014

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, California 94104

Dear Mr. Bogan:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of McKesson Corporation continuously for at least one year as of and including February 12, 2014.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 733,233 shares of common stock as of February 12, 2014 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me at (212) 623-8481

Regards,



Miriam Awad

cc: Gianna McCarthy - NSYCRF
Eric Shostal - NYSCRF
George Wong - NYSCRF

4 Chase Metrotech Center 16th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8481 Facsimile: +1 718 242 1209 miriam.g.awad@jpmorgan.com
JPMorgan Chase Bank, N.A.

From: Dodenhoff, Jennifer [mailto:Jennifer_Dodenhoff@IBEW.org]
Sent: Wednesday, February 12, 2014 12:32 PM
To: Bogan, Willie
Subject: shareholder proposal

Dear Mr. Bogan:

Please see attached for a shareholder proposal filed jointly by the IBEW Pension Benefit Fund, the AFL-CIO Equity Index Fund, and the New York State Common Retirement Fund.

Sincerely,

Jennifer L. Dodenhoff
Strategic Research Manager
(p) 202.728.6294
(m) 202.393.8973



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

February 12, 2014

VIA EMAIL AND U. S. MAIL

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, CA 94104

Dear Mr. Bogan:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in McKesson Corp.'s ("Company") proxy statement to be circulated to corporate shareholders in conjunction with the next Annual Meeting of Shareholders in 2014. The IBEW PBF is co-filing this proposal with co-lead filers, the AFL-CIO Equity Index Fund and the New York State Common Retirement Fund.

The proposal relates to a **"Specific Performance Standards"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of McKesson Corp.'s common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2014 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore (Sam) J. Chilia
Trustee

SJC:daw
Enclosure

Form 972

Resolved: Shareholders of McKesson Corporation (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement

The Company's 2013 advisory vote on executive compensation received support from only 22 percent of shareholders. In our opinion, this shows a disconnect between executive pay and long-term Company performance that warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 42 metrics that include but are not limited to: cash flow; cash flow from operations; total earnings; earnings per share, diluted or basic; earnings per share from continuing operations, diluted or basic; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings from operations; net asset turnover; inventory turnover; capital expenditures; net earnings; operating earnings; gross or operating margin; debt; working capital.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between the Company performance and specific awards—a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

- if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
- if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.


BNY MELLON

525 William Penn Place
4th Floor
Pittsburgh, PA 15259

February 13, 2014


RECEIVED
FEB 14 2014

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, CA 94104

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID 954) held 7,354 shares of McKesson Corp, (cusip 58155Q103) as of February 12, 2014 for our client and beneficial owner, International Brotherhood of Electrical Workers Pension Benefit Fund, of which 4,094 shares have been continuously held for over one year by our client.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com

From: Kimberly K Sherer [mailto:KKSherer@comerica.com]
Sent: Friday, February 14, 2014 4:43 AM
To: Bogan, Willie
Subject: Shareholder Proposal - Trowel Trades S&P 500 Index Fund

Dear Mr. Bogan,

On behalf of the Trowel Trades S&P 500 Index Fund, attached please find a shareholder proposal.

Please let me know if I can be of further assistance.

Kim Sherer

Kimberly K. Sherer | Vice President | Institutional Trust | Comerica Bank | MC 3466

411 West Lafayette Blvd | Detroit, MI 48226 | ☎ 313-222-4483 | 313-222-7116 | kksherer@comerica.com

Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

February 14, 2014

Willie.Bogan@McKesson.com

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
35th Floor
San Francisco, California 94104

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Bogan:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of McKesson Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting") as a co-filer with the AFL-CIO Equity Index Fund and the New York State Common Retirement Fund as co-lead filers. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers, 1895 Centre Street, Boston, MA. 02132, TMcIntyre@bacweb.org., 617-650-4246.

Sincerely,



Joseph E. Molnar
Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

Resolved: Shareholders of McKesson Corporation (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement

The Company's 2013 advisory vote on executive compensation received support from only 22 percent of shareholders. In our opinion, this shows a disconnect between executive pay and long-term Company performance that warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 42 metrics that include but are not limited to: cash flow; cash flow from operations; total earnings; earnings per share, diluted or basic; earnings per share from continuing operations, diluted or basic; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings from operations; net asset turnover; inventory turnover; capital expenditures; net earnings; operating earnings; gross or operating margin; debt; working capital.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between the Company performance and specific awards—a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

- if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
- if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

From: Kimberly K Sherer [mailto:KKSherer@comerica.com]
Sent: Tuesday, February 18, 2014 5:02 PM
To: Willie.Bogan@McKesson.com
Subject: Fw: Shareholder Proposal - Trowel Trades S&P 500 Index Fund

Dear Mr. Bogan,

Attached is the custodian letter, which documents the Fund's continuous ownership of the requisite amount of the Company's stock. Please contact me if I can be of further assistance.

Kim Sherer

Kimberly K. Sherer | Vice President | Institutional Trust | Comerica Bank | MC 3466

411West Lafayette Blvd | Detroit, MI 48226 | ☎ 313-222-4483 | 313-222-7116 | kksherer@comerica.com

----- Forwarded by Kimberly K Sherer/MI/CMA on 02/18/2014 04:58 PM -----

From: Kimberly K Sherer/MI/CMA
To: Willie.Bogan@McKesson.com
Date: 02/14/2014 07:42 AM
Subject: Shareholder Proposal - Trowel Trades S&P 500 Index Fund

---

Dear Mr. Bogan,

On behalf of the Trowel Trades S&P 500 Index Fund, attached please find a shareholder proposal.

Please let me know if I can be of further assistance.

Kim Sherer

Kimberly K. Sherer | Vice President | Institutional Trust | Comerica Bank | MC 3466

411West Lafayette Blvd | Detroit, MI 48226 | ☎ 313-222-4483 | 313-222-7116 | kksherer@comerica.com

Please be aware that if you reply directly to this particular message, your reply may not be secure. Do not use browser e-mail to send us communications which contain unencrypted confidential information such as passwords, account numbers or social security numbers. If you must provide this type of information, please visit http://www.comerica.com to submit a message using any of the secure "Contact Us" forms. In addition, you should not send, via

Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

February 14, 2014

Willie.Bogan@McKesson.com

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
35th Floor
San Francisco, California 94104

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Bogan:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of McKesson Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting") as a co-filer with the AFL-CIO Equity Index Fund and the New York State Common Retirement Fund as co-lead filers. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers, 1895 Centre Street, Boston, MA. 02132, TMcIntyre@bacweb.org., 617-650-4246.

Sincerely,



Joseph E. Molnar
Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

Resolved: Shareholders of McKesson Corporation (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Supporting Statement

The Company's 2013 advisory vote on executive compensation received support from only 22 percent of shareholders. In our opinion, this shows a disconnect between executive pay and long-term Company performance that warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Stock Plan provides awards may be subject to a potpourri of 42 metrics that include but are not limited to: cash flow; cash flow from operations; total earnings; earnings per share, diluted or basic; earnings per share from continuing operations, diluted or basic; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings from operations; net asset turnover; inventory turnover; capital expenditures; net earnings; operating earnings; gross or operating margin; debt; working capital.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between the Company performance and specific awards—a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

- if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.
- if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.



INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

February 18, 2014

Willie.Bogan@McKesson.com

Mr. Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street
35th Floor
San Francisco, California 94104

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Bogan:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business February 14, 2014 the Fund held 4,499 shares of McKesson Corporation ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 4,420 shares of your Company continuously since February 14, 2013. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 313-222-0209.

Sincerely,



Joseph E. Molnar
Vice President

